Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Nicklaus: Benson Hill hopes to tap investor excitement for plant-based protein

St. Louis Post Dispatch

By David Nicklaus

September 3, 2021

In a gold rush, selling picks and shovels is the most reliable way to make money. Matt Crisp is betting that will be true in the plant-based protein revolution too.

Crisp is founder and chief executive of Benson Hill, the Creve Coeur company that uses artificial intelligence, data analysis and gene-editing technology to improve crop breeding. Its initial focus is on soybeans and yellow peas, key ingredients for firms like Beyond Meat and Impossible Foods.

Just as the prospectors needed picks and shovels, Benson Hill is betting that meat-substitute makers will need products like its ultra-high-protein soybeans.

It’s also betting that investors will embrace the picks-and-shovels strategy. Benson Hill’s shares will begin trading on the New York Stock Exchange at the end of this month, after a Sept. 28 shareholder vote at Star Peak Corp. II.

Star Peak is the publicly traded shell company that agreed in May to merge with Benson Hill. The deal values Benson Hill at $1.35 billion and will bring in an estimated $625 million of new capital.

The cash will accelerate the company’s growth as it prepares to take its high-protein soybean meal to market. Benson Hill soybeans were planted on 70,000 U.S. acres this year, and Crisp expects a “material increase” next year.

“What we are is a bet on the trend rather than a bet on a brand,” he said. “We feel like we’re helping power an industry with incredible opportunity.”

Benson Hill’s beans not only come with the high protein content food companies want, they also require less processing than traditional varieties.

Benson Hill’s yellow peas are a couple of years away from being grown in commercial quantities, but they’ll bring similar nutritional and cost advantages. Soybeans are the biggest ingredient used by the fake-meat industry, but yellow peas are the fastest-growing.

Beyond those two products, “we’re always looking at new crops,” Crisp said. That could include fresh vegetables, bred for flavor and nutritional value using Benson Hill’s CropOS system.

A former warehouse a few blocks from Benson Hill headquarters will play a big part in such efforts. It’s being converted into the company’s Crop Accelerator, filled with growing chambers that allow employees to manipulate temperature, light, moisture, carbon dioxide content and other variables as plants mature.

Plant breeding can only go as fast as growers can produce new generations. The accelerator will at least double the pace of conventional field trials, Crisp said.

The market for meat alternatives is expected to be worth $140 billion by 2029, and it definitely has Wall Street’s attention. Beyond Meat went public two years ago and its shares have nearly quintupled.

Carter Williams, managing partner of iSelect Fund, believes investors will like Benson Hill too. His St. Louis-based fund was an early investor in the company, and helped line up investors for a private placement that’s part of the Star Peak deal.

“The opportunity is big in the plant-based meat space, and Wall Street hasn’t really priced it in yet,” Williams said. “It’s a very exciting space, and we have some of the best talent here in St. Louis.”

Crisp credits a lot of the company’s success to its ability to recruit here. The company has 350 employees, the majority of whom are in St. Louis, and more than 40 open positions.

The company’s headcount has quadrupled in the last three years. With new capital and new visibility on the stock market, it should continue to grow rapidly.

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Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.